BLUECREST CAPITAL FINANCE CORP.

225 West Washington Street, Suite 200

Chicago, IL 60606

(312) 368-4970

February 23, 2012

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          BlueCrest Capital Finance Corp.

Registration Statement on Form N-2 (File No. 333-173289)

Filed on April 4, 2011

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), BlueCrest Capital Finance Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”).  The Company’s request is based upon its decision not to proceed with a public offering of securities at this time.  The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please do not hesitate to contact me at (312) 368-4967 should you have any questions with respect to this request.

Sincerely,

/s/ Mark C. Infanger
Mark C. Infanger
Chief Financial Officer